Brian F. Leaf

+1 703 456 8053

bleaf@cooley.com

September 15, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Joseph McCann
Ms. Irene Paik
Mr. Jim Rosenberg
Ms. Sasha Parikh

RE:	Nightstar Therapeutics plc (formerly Nightstar Therapeutics Limited)
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted August 25, 2017
CIK No. 0001711675

Ladies and Gentlemen:

On behalf of our client, Nightstar Therapeutics plc (formerly Nightstar Therapeutics Limited) (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated August 31, 2017 (the “Comment Letter”) with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on August 25, 2017 (the “DRS”). On August 31, 2017, the Company publicly filed a Registration Statement on Form F-1 (the “Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Registration Statement and filed Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”) on today’s date with the Commission, along with this response letter. For the Staff’s reference, we are also delivering both a clean copy of Amendment No. 1 and a copy marked to show all changes from the DRS confidentially submitted on August 25, 2017.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein are used herein as defined in Amendment No. 1.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 25, 2017

Prospectus Summary, page 1

1.	We note your response to prior comment 1. To clarify the development status for NSR-REP1, please supplement the “Next Milestone” column, or otherwise revise the table, to clarify that one Phase 2 trial is ongoing and another future Phase 2 trial is planned.

U.S. Securities and Exchange Commission

September 15, 2017

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 86 of Amendment No. 1.

Notes to Consolidated Financial Statements

1. Nature of Business, page F-7

2.	Regarding your response to our prior comment 13:

•	You state that the contemplated reorganization, as a result of which NightstaRx Limited (NL) will become a wholly owned subsidiary of Nightstar Therapeutics Limited (NTL), will occur “prior to the effectiveness of the Registration Statement.” However, throughout the filing, you indicate that the reorganization will occur “prior to the completion of the offering,” and in some circumstances, also state that the reorganization will occur “prior to the closing of the offering” as well as “prior to the consummation of the offering,” Given that the reorganization has different stages, please consider your disclosure throughout the filing and ensure it accurately indicates when the various stages of the reorganization will occur.
•	Although your financial statements assert that you have retroactively reflected the reorganization, shareholders equity including the various equity components as shown on the balance sheet and in Note 7 as well under “Capitalization” on page 63 reflects that of NightstaRx rather than Nightstar Therapeutics Limited, which appears to render your presentation internally inconsistent with that assertion.

Response: In response to the first bullet of the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to explain the steps of the corporate reorganization that have been completed to date, as well as to explain the final step, consisting of the conversion of each separate class of ordinary shares of Nightstar Therapeutics plc outstanding on the effective date of the Registration Statement into a single class of ordinary shares, which conversion will occur after the date of effectiveness but prior to the closing of the offering. In response to the second bullet of the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 1 and in Note 7 to the financial statements.

***

Please contact me at (703) 456-8053 with any questions or further comments regarding Amendment No. 1 or our responses to the Comments.

Sincerely,

/s/ Brian F. Leaf

Brian F. Leaf

Enclosures

cc:	David Fellows, Chief Executive Officer, Nightstar Therapeutics plc

Senthil Sundaram, Chief Financial Officer, Nightstar Therapeutics plc

Marc A. Recht, Cooley LLP

Divakar Gupta, Cooley LLP

Courtney T. Thorne, Cooley LLP

Eric Blanchard, Covington & Burling LLP

Brian Rosenzweig, Covington & Burling LLP

Sarah Griffiths, Covington & Burling LLP